Filed by Be, Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934
                                             Subject  Company:  Be, Incorporated
                                                  Commission  File  No.000-26387


                              (COMPANY LETTERHEAD)



                            -- IMPORTANT REMINDER --
                               -- TIME IS SHORT --

                     PLEASE VOTE NOW TO HELP REDUCE EXPENSES
                      Associated with FURTHER SOLICITATION

                                                                October 24, 2001

Dear Fellow Stockholder:

     We previously mailed to you proxy materials relating to the Special Meeting of Stockholders of Be Incorporated to be held on Monday, November 12, 2001.

     According to our latest records, we have not received your proxy card for this important meeting. Regardless of the number of shares you own, it is important they are represented and voted at the meeting. Please take a moment to sign, date and mail the enclosed duplicate proxy card promptly in the return envelope provided for your convenience. You may also vote via the Internet or by telephone by following the enclosed instructions.

     For the reasons set forth in the Proxy Statement, dated October 5, 2001, the Board of Directors recommends you vote "FOR" all proposals on the meeting agenda. Please note that your failure to vote will have the same effect as a vote AGAINST the proposals. Your vote is extremely important. Your prompt response is greatly appreciated and will help conserve the Company's limited remaining resources.

     If you have any questions or need assistance with voting your shares you may call our proxy solicitor, N.S. Taylor & Associates, Inc. toll free (866) 470-4300 or (207) 564-8700 collect.

         Thank you for your cooperation and continued support.


                                               Sincerely,

                                               P.C. Berndt
                                               Chief Financial Officer